FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”) Suite 2300, 1177 West Hastings Street Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

November 17, 2011

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is November 17, 2011. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that they have entered into a Letter of Intent to acquire the Trefi Metallurgical Coal Property located in the Peace River Coalfield of northeast British Columbia.

Item 5.	Full Description of Material Change

The Issuer reports that it has entered into a Letter of Intent (“LOI”) with Anglo Pacific Group PLC (“Anglo Pacific”) to acquire 100% of Trefi Coal Corporation (“Trefi”), a wholly owned subsidiary of Anglo Pacific which owns the Trefi Metallurgical Coal deposit in the Peace River Coalfield, northeast British Columbia, Canada.

Trefi Coal Property

The Trefi Metallurgical Coal deposit comprises 15 coal licenses and 3 license application areas, totaling 9,437 hectares, located approximately 30 kilometres southeast of the town of Chetwynd in northeastern BC. The deposit has been explored previously by Gulf Canada (27 drillholes for 6,332 metres) and by Anglo Pacific (5 drillholes for 1,006 metres).

The deposit has a 43-101-compliant in-situ resource comprising 39.1 million tonnes measured and indicated and 51 million tonnes inferred resources. Geological complexity is classified as moderate. This resource estimate is effective as at March 18, 2010 and is contained in technical report dated March 18, 2010 entitled “Resource Estimate for the Trefi Coal Property” and prepared by Moose Mountain Technical Services of Elkford, B.C. (filed on SEDAR by Anglo Pacific on July 9, 2010) (“Report”). This Report, and the technical information contained therein, has been reviewed by Mr. Keith Henderson, the Issuer’s Executive Vice-President and a qualified person as defined in NI 43-101, on behalf of the Issuer. To the best of the Issuer’s knowledge, information and belief, there is no new material information that would make the disclosure of the mineral resources contained in the Report inaccurate or misleading.

The Report indicates that a recent coal quality analysis (2009) demonstrates the coal to be medium volatile bituminous coal from which a low-ash (7.3%) product can be produced by washing at 1.6 specific gravity. These qualities, combined with low sulphur (0.28%), high heating value (7855kcal/kg) and a 1.5 FSI, mean that the coal is potentially suited as a metallurgical PCI product.

The deposit is located within 60 kilometres of the Issuer’s flagship metallurgical coal deposit at Carbon Creek (Figure 1) and approximately 65 kilometres from the Issuer’s proposed rail loadout site. In addition, the Issuer believes that the lower volatility, low FSI and high BTU value of the Trefi coal product would make it well suited for potential blending with the Carbon Creek PCI product. The Trefi coal would not be blended with the hard coking coal or semi-soft coking coal from Carbon Creek which is expected to make up the majority of that deposit’s resource.

Figure 1: Location of Trefi Coal Project

Transaction Terms

The Issuer and Anglo Pacific have entered into a non-binding letter of intent dated November 15, 2011 to confirm the main terms for the proposed acquisition by the Issuer of Trefi and to confirm the intent of the parties to negotiate legally binding transaction documents. The main terms of the proposed acquisition are as follows:

  In consideration of the payment of CAD 3.5 million, and the issuance of 500,000 common shares of the Issuer plus warrants to acquire an additional 1,000,000 common shares of the Issuer at a price of CAD 1.40 per share for a period of 18 months after closing, the Issuer will be granted the option (“First Option”) to acquire 50% of the issued shares of Trefi
  In order to exercise the First Option, the Issuer will be required to deliver a bankable feasibility study (“BFS”) with respect to the Trefi Coal project within four years of closing.
  If the BFS delivered by the Issuer is positive (defined as a BFS which demonstrates an IRR greater than 20%, utilizing a discount rate of 10% and an industry consensus forward looking 4 year price for the coal proposed to be delivered from the project), the Issuer may acquire the balance of Trefi (50%) by making a production decision, paying Anglo Pacific CAD 5.0 million and issuing CAD 1 million of the Issuer’s shares (valued at the 5 day VWAP price to the date of issuance).
  If the BFS is positive, but the Issuer does not elect to make a production decision, then Anglo Pacific will have the option to reacquire the 50% of Trefi from the Issuer by paying the Issuer 50% of the total expenditures by the Issuer on the BFS.
  If the BFS is not positive, then the Issuer will retain its 50% of Trefi and commit to periodic reviews of the BFS. If, after 2 years, the BFS remains not positive and Issuer has not elected to make a production decision and acquire the balance of Trefi by making the CAD 5.0 million payment and issuing the CAD 1.0 million of the Issuer’s shares, then a buy-sell process may be initiated, by which the party offering to pay the highest price to the other party will be able to purchase the interest of the other party.
  Once in production, Anglo Pacific will be paid a gross revenue royalty of 3% to be priced on an FOB basis, with the obligation for payment of the royalty to be secure

The foregoing transaction is subject to the settlement and execution of formal documentation and the acceptance for filing thereof by the Toronto Stock Exchange on behalf of the Issuer. There can be no assurance that the parties will be successful in the negotiation and execution of the required formal documentation.

About Anglo Pacific Group PLC

Anglo Pacific is a global natural resource royalties Issuer. The strategy of the Group is to expand its mineral royalty interests in low-cost, long life mining assets. The Group achieves this through both direct acquisition and investment in projects at the development and production stage. It is a continuing policy of the Group to pay a substantial proportion of these royalties to shareholders as dividends.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the settlement and execution of the formal documentation necessary to complete the acquisition of Trefi by the Issuer, the potential for any development or production at the Trefi Coal property, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2011 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM, and in the Geological Survey of Canada Paper 88-21 entitled “A Standardized Coal Resource/Reserve Reporting System for Canada” originally published in 1988.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States. The securities issued or to be issued in connection with the acquisition of Coalhunter have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be issued in the United States absent registration or an applicable exemption from such registration requirements.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Michael Hunter, President & CEO Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

November 21, 2011